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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                       (Name of Subject Company (issuer))

                   PROGRESSIVE ASSET MANAGEMENT, INC., ISSUER
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    742957103
                       CUSIP Number of Class of Securities

                                  Eric Leenson
                     1010 Oak Grove Road, Concord, CA 94518
                                  800-786-2998
                 (Name, address and telephone numbers of person
               authorized to receive notices and communications on
                          behalf of the filing person)

                            Calculation of Filing Fee


          Transaction valuation                       Amount of Filing Fee
$150,000, which is the maximum amount that                 $3,000.00
the Issuer will pay for outstanding shares of the Issuer.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: $3,000
                     Form or Registration No.: 5-62209
                     Filing Party: Progressive Asset Management, Inc. Date Filed: November 14, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the



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     commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

INTRODUCTORY STATEMENT.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule") filed with the Securities and Exchange Commission on November 14, 2001, relating to an offer by Progressive Asset Management, Inc., a California corporation ("PAM"), to purchase shares of PAM's common stock, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2001, incorporated by reference herein, as supplemented and amended by this Amendment No. 1.

INCORPORATION BY REFERENCE. As provided by General Instructions E and F, the Exhibit a(1)(C), Supplemental Information to the Offer to Purchase, is incorporated by reference into the Schedule TO, in response to the Commission's comment letter dated December 7, 2001.

ITEM 12.  EXHIBITS.
(a)
     Exhibit a(1)(C)       Supplemental Information to the Offer to Purchase.

                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ERIC LEENSON
------------------------------------
Eric Leenson, President and
Chief Executive Officer
December 13, 2001




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